HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________
Will Hart                                             Facsimile:  (303) 839-5414
                               (303) 839-0061

                             September 27, 2016



Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   STWC Holdings, Inc. (f/k/a Strainwise, Inc.)
            Registration Statement on Form S-3
            File No. 333-198797


     This office represents STWC Holdings, Inc. (f/k/a Strainwise, Inc.). On behalf of the Company, we request that the above-captioned Registration Statement be withdrawn. The reason for this request is that due to the lack of a viable market for the Company's common stock, there is no reason to register any shares of the Company's common stock for sale in the public market.

        No securities were sold by means of the Registration Statement.


                                Very Truly Yours,

                                HART & HART, LLC

                                    /s/ William T. Hart

                               By
                                    William Hart